Filed Pursuant to Rule 433
Registration No. 333-293554
April 27, 2026

Date: News Release: Ticker Symbols:	April 27, 2026 26-18 TSXV: MOON; NASDAQ: BMM

Blue Moon Metals Confirms Final Investment Decision to Construct Nussir Project Mine, Intention to Construct the Springer Tungsten Mine and Concurrent C$150 Million Bought Deal Equity Offerings

The Shelf Prospectus is accessible, and the Supplement will be accessible within two business days, under the Company's issuer profile on SEDAR+.

TORONTO, Ontario – April 27, 2026 – Blue Moon Metals Inc. ("Blue Moon" or the "Company") (TSXV: MOON; NASDAQ: BMM), is pleased to announce its board of directors has approved a final investment decision on the construction for its Nussir project (“Project”), located in northern Norway. The recent Feasibility Study on the Project announced on April 16, 2026, highlighted a 13-year mine life with a nominal 6,000 tonne per day underground mine and processing facility with ore production starting in Q3-2027. Furthermore, recently announced exploration success at the Project (see release dated April 15, 2026), highlights the potential upside and longevity of the asset in addition to the potential mine life extensions discussed in the Feasibility Study.  The Company expects the remaining US$184M of estimated capital costs required to complete the Project will be covered by the Company’s existing cash on hand, available undrawn amounts on the US$140M project finance package which was previously announced on August 19, 2025, and proceeds from the Company's bought deal equity financing announced concurrently herewith and described further below.

Separately, the Company is pleased to announce that its board of directors has agreed to initiate the planning stages to allow for potential production resumption at Blue Moon's Springer Mine and Mill complex (“Springer”) in Nevada. The Company completed its acquisition of Springer on February 10, 2026. Springer is a tungsten production facility consisting of an existing 1,300-ft vertical shaft and underground workings, a nominal 1,200 ton per day mill with rod/ball mills, grinding and flotation circuits, and a decommissioned Ammonium Paratungstate (“APT”) circuit including autoclave and related reagent systems. Springer continues to hold required water rights for the complex, and Blue Moon is actively advancing the permitting process to support the operation restart as soon as possible. From 1914 to 1958, Springer was one of the largest tungsten producing mines in the United States and is one of the highest grade tungsten deposits in the world. The deposit is located entirely on private fee lands. The historical mineral resource on the Property covering only two underground mechanized mining scheelite beds is: (1)(2)(3)

1 As at the date of this news release, a qualified person has not completed sufficient work to classify this historical estimate as current mineral resources or mineral reserves in accordance with NI 43-101 and Blue Moon is not treating the historical estimate as current mineral resources or mineral reserves. To verify the historical estimate, the Company needs to engage a qualified person to review the historical data, review any work completed on the property since the date of the estimate and complete a new technical report. These estimates are historical in nature and should not be relied upon; however Blue Moon views this historical data as an indicator of the potential size and grade of the mineralized deposits, and this data is relevant to Company’s future plans with respect to the property.

2 Resource classification was performed according to CIM guidelines for indicated and inferred resources as of the effective date of the historical estimate and are based on drill spacing and density; the estimate was presented at 0.20 WO3% cutoff grade based on approximate mining cost of $40/ton, processing cost of $13.50/ton, administration cost of $7/ton, mill recovery of 82% and a WO3 price of $11.50/lb. Rounding may result in apparent summation differences between tons, grades and metal content; not considered material.

3 The effective date of this estimate is August 20, 2012, and the historical estimate was supported by a technical report entitled “Preliminary Economic Assessment of the Springer Tungsten Mine, Pershing County, Nevada, USA” dated December 31, 2013 and prepared by Keith McCandlish of DMT Geosciences Ltd. (the "Springer Technical Report").

  Historical estimate of indicated resources of 355,000 tons @ 0.537% WO3
  Historical estimate of inferred resources of 1,933,600 tons @ 0.493% WO3

Tungsten prices have risen from US$500/MTU to over US$3000/MTU over the last 7 months.4 In the opinion of the Company, this rise is due to strong military and powder metallurgy requirements and reduced exports from China, which accounts for approximately 80% of global tungsten supply.5 With most of the permits still in place at Springer and the infrastructure at Springer in good condition, the Company is evaluating various plans with a goal of fast-tracking the facility back to production, with a target of Q4-2027. Management of Blue Moon has prepared an internal preliminary restart cost estimate of US$50M, which is expected to be covered primarily through anticipated strategic financing activities and current cash on hand. Through its internal modelling, management of Blue Moon believes that the Springer complex could achieve potential production of 107,000 to 124,000 MTU within a good quality scheelite concentrate, subject to certain assumptions and qualifications, as more particularly set out below under the heading "Cautionary Statement Regarding - Forward Looking Statements". This would represent a material component of the domestic U.S. market and Springer would become the only major producer in North America. Management estimates the cash costs net of molybdenum production to be in the US$300-400/MTU range. Blue Moon is also evaluating the restart of the APT plant for 2028, and is reviewing strategic alternatives, including joint ventures with other western world tungsten producers and potential downstream partners and adding a powder metallurgy facility next to the APT plant.6

The board of directors' approval of operations to resume commercial production at Springer was made without the Company having declared commercial production mining at Springer and without the benefit of a current feasibility study of mineral reserves demonstrating economic and technical viability. Though management believes, based on the internal work and estimates mentioned above, that such activities will result in an economically viable operation at Springer, there may be significant uncertainty of achieving any particular level of recovery of material and the cost of such recovery may be materially higher than we currently expect. The Company’s current expectations about recovery, cost of recovery and other matters regarding commercial production are subject to certain assumptions and qualifications, as more particularly set out below under the heading "Cautionary Statement Regarding - Forward Looking Statements". The Company cautions that, historically, mineral projects that are advanced to commercial production without the benefit of a current feasibility study have a much higher risk of economic and technical failure. There is no guarantee that commercial production will re-commence at Springer, continue as anticipated or at all, that the expected capex estimate will be realized, that anticipated production profile will be achieved or that the expected cash costs will be accurate. The failure to commence or continue production would have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations at Springer.

[Geosciences Ltd.  (the "Springer Technical Report").

4 https://tungstenprices.com/#chart

5 https://investingnews.com/where-is-tungsten-mined/

6 Information in this news release regarding Springer contains "forward looking information" and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, respectively (collectively referred to herein as “forward-looking statements”). Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: the Springer Technical Report, length of time to receive updated permits, sufficient utilities available for production and state of the existing equipment. Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. These assumptions include, but are not limited to: an understanding of the current permitting requirements, the requirements to dewater the mine and restart the mill, metallurgical responses including around molybdenum, molybdenum grades and water rights. Actual results could differ materially due to a number of factors, including, without limitation: length of time to receive required permits, availability of labor and contractors, availability of capital and unexpected issues arising with the underground mine, mineable resources and the quality of existing equipment.

Bought Deal Equity Financings

Public Offering

Blue Moon is also pleased to announce that it has entered into a letter agreement with Scotiabank, ATB Cormark Capital Markets and Canaccord Genuity, on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a “bought deal” basis from the Company, 10,000,000 common shares of Blue Moon (“Common Shares”) at a price of C$10.00 per Common Share (the "Offering Price") for gross proceeds of C$100,000,000 (the “Public Offering”). Such Common Shares will be offered to the public in each of the provinces and territories of Canada (except Quebec) under a prospectus supplement (the “Supplement”) to the Company’s short form base shelf prospectus dated September 23, 2025 (the “Shelf Prospectus”), and in the United States pursuant to a U.S. prospectus supplement (the “U.S. Prospectus Supplement”) to the Company’s Shelf Prospectus forming part of the Company’s U.S. registration statement on Form F-10.

Blue Moon has granted the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase, on the same terms and conditions of the Public Offering, up to an additional 1,300,000 Common Shares at the Offering Price. The Over-Allotment Option is exercisable, in whole or in part, by the Underwriters at any time until and including 30 days after closing of the Public Offering.

The Public Offering is expected to close on or about May 6, 2026, and is subject to customary closing conditions, including all necessary stock exchange and other regulatory approvals.

In connection with the Public Offering, the Company intends to file the Supplement with the securities regulatory authorities in each of the provinces and territories of Canada (except Quebec). Copies of the Shelf Prospectus can be found, and the Supplement to be filed in connection with the Public Offering will be available, under the Company’s profile on SEDAR+ at www.sedarplus.ca, within two business days of the date hereof, in accordance with the “access equals delivery” provisions of applicable Canadian securities legislation. Alternatively, you may request it in Canada from Scotiabank by mail at 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at (416) 863-7704 and in the United States from Scotia Capital (USA) Inc. by mail at 250 Vesey Street, 24th Floor, New York, NY 10281, Attention: Equity Capital Markets, or by telephone at (212) 255-6854, or by email at us.ecm@scotiabank.com. The Shelf Prospectus contains, and the Supplement will contain, important detailed information about the Company and the Public Offering including the proposed use of proceeds therefrom. Prospective investors should read the Supplement and accompanying Shelf Prospectus and the documents incorporated by reference therein before making an investment decision.

The Company has filed a registration statement on Form F-10 (including the Shelf Prospectus) and a preliminary U.S. Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the Public Offering to which this communication relates. Before you invest, you should read the Shelf Prospectus, the preliminary U.S. Prospectus Supplement and other documents the Company has filed with the SEC for more complete information about the Company and the Public Offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the Public Offering will arrange to send you the base shelf prospectus, and any applicable shelf prospectus supplement, or you may request it in Canada from Scotiabank by mail at 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at (416) 863-7704 and in the United States from Scotia Capital (USA) Inc. by mail at 250 Vesey Street, 24th Floor, New York, NY 10281, Attention: Equity Capital Markets, or by telephone at (212) 255-6854, or by email at us.ecm@scotiabank.com.

Concurrent Private Placement

In addition to the Public Offering, the Underwriters have also agreed to purchase, on a “bought deal” basis from the Company, or arrange substitute purchasers to purchase, in one or more tranches, 5,000,000 Common Shares at a price of C$10.00 per Common Share on a private placement basis (the “Concurrent Private Placement") for gross proceeds of approximately C$50 million. The Concurrent Private Placement will be conducted: (i) in each of the provinces and territories of Canada pursuant to available exemptions to the prospectus requirement under applicable Canadian securities laws, (ii) in the United States on a private placement basis pursuant to one or more exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and (iii) in such other jurisdictions outside of Canada and the United States, in each case in accordance with all applicable laws, provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction. Common Shares sold pursuant to the Concurrent Private Placement will be subject to a statutory four month hold period in Canada under applicable Canadian securities legislation. Common Shares sold pursuant to the Concurrent Private Placement in the U.S. or to U.S. persons (as defined under Regulation S under the U.S. Securities Act) will be restricted securities under applicable U.S. securities laws.

The Concurrent Private Placement is expected to close on or about May 6, 2026 and is subject to customary closing conditions, including all necessary stock exchange and other regulatory approvals. The closing of the Public Offering is not conditional on the closing of the Concurrent Private Placement.

The aggregate gross proceeds raised in the Public Offering and the Concurrent Private Placement will be approximately C$150 million (or approximately C$163 million in the event the Over-Allotment Option is fully exercised). The net proceeds from the Public Offering and the Concurrent Private Placement are expected to be used for construction capital at Nussir and Blue Moon, development capital for the Springer Tungsten and Apex projects, additional exploration at the foregoing projects, working capital, US growth activities and general and administrative and corporate activities, as will be further described in the Supplement.

In consideration for the services provided by the Underwriters in connection with the Public Offering and the Concurrent Private Placement, the Company has agreed to pay the Underwriters a cash commission equal to 5.0% of the aggregate gross proceeds of the Public Offering (including in respect of any exercise of the Over-Allotment Option) and the Concurrent Private Placement. The cash commission payable on subscriptions by certain select purchasers shall be reduced to 2.5%.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Qualified Persons

The technical and scientific information in this news release has been reviewed and approved by Mr. Reza Ehsani, P.Eng., Senior Vice President, Projects of Blue Moon, and a non-Independent Qualified Person, as defined by NI 43-101.

Proceeds Raised in Recent Financing

Blue Moon wishes to confirm that the total gross proceeds raised in connection with the financing announced on April 22, 2026, and closed on April 24, 2026 (the "Hartree Financing"), were $4,771,150.02. The Hartree Financing remains subject to final approval by the TSX Venture Exchange. No finder's fees were paid in connection with the Hartree Financing.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex gallium, germanium, copper, and silver project in United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper, tungsten, gallium and germanium are currently on the USGS and EU list of metals critical to the global economy and national security. Major shareholders include Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING ESTIMATES OF MINERAL RESOURCES

This news release uses the terms indicated and inferred mineral resources as a relative measure of the level of confidence in the mineral resource estimate. Readers are cautioned that mineral resources are not mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. The mineral resource estimate referenced in this news release may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources in the Springer Technical Report were performed according to CIM guidelines for indicated and inferred resources at the time. Under NI 43-101, estimates of inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary economic assessments. Readers are cautioned not to assume that further work on the stated mineral resources will lead to mineral reserves that can be mined economically.

CAUTIONARY STATEMENT TO U.S. INVESTORS

Mineral reserve and mineral resource estimates included in this news release have been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC, including Regulation S-K subpart 1300. Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking information" and “forward-looking statements” under applicable Canadian and United States securities legislation, respectively (collectively referred to herein as “forward-looking statements”). Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including, but not limited to, any information as to the Company's strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. In particular, forward-looking statements included in this news release include, without limitation, statements with respect to the Company's expectations in connection with the production, development and expansion plans at the Project being met; the Company's expectations relating to the performance of the Project and Springer; the Company's plans to commence production at Springer; the estimation of mineral resources and mineral reserves; the timing and amount of estimated future production; the estimation of the life of mine of the Project; the timing and amount of estimated future capital and operating costs; the costs and timing of development activities; the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, royalties, equity interests, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits; the Company's community relations in the locations where it operates and the further development of the Company's social responsibility programs; the Company's outlook and guidance; the use of the net proceeds of the Public Offering and the Concurrent Private Placement; the timing and ability of the Company to complete the Public Offering and the Concurrent Private Placement on the terms described herein and within their respective proposed timelines; and the ability to obtain the necessary regulatory authority approvals, including the conditional acceptance of the TSX Venture Exchange and/or the listing approval of the NASDAQ Capital Market.

Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to the Feasibility Study (including, but not limited to, the mineral resources, mineral reserves, production profile, mine design and project economics); the Company being construction and operation ready and the timing for the commencement of construction activities; the ability and timing of the Company to secure a project financing package to fund construction activities at the Project and the terms of such financing; the impact and potential of the Project and Springer on shareholders, the surrounding community and other stakeholders; the ability to successfully engage and collaborate with stakeholders; the ability to engage with and manage the activity of those groups opposed to the development of the Project; sustainability and environmental impacts of operations at the Project and Springer; mineral resource category conversion; the timing and status of any additional required permits or amendments thereto, or other regulatory approval requirements; the future development and operations at the Project and Springer; the capital resources available to the Company; the ability of the Company to execute its planned activities, including as a result of its ability to seek additional funding; management's perceptions of historical trends, current conditions and expected future developments; the ability and timing for the Project and Springer to reach commercial production (if at all); the expected cash flow (and underlying assumptions) in respect of the Project and Springer; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability of the Company to expand mineral resources beyond current mineral resource estimates and to convert some or all of these mineral resources to higher categories of mineral resources or to mineral reserves; the ability for the Company to expand throughput or increase production at the Project; the ability of the Company to discover additional deposits within the Project area; the ability of the Company to complete its development objectives for the Project and Springer in the timing contemplated and within expected costs (if at all); the ability to adapt to changes in gold, silver, copper and other commodity prices, estimates of costs, including the cost and availability of energy resources required to develop and operate the Project given the disruptions to regular traffic flow through the Strait of Hormuz, estimates of planned development expenditures; the ability of the Company to obtain further capital on reasonable terms (if at all); the profitability (if at all) of the Company's operations; the availability of additional optimization opportunities at the Project and the impact thereof on project economics; as well as other considerations that are believed to be appropriate in the circumstances. Material assumptions also include, assumptions and qualifications underlying the Feasibility Study, management's perceptions of historical trends, management's understanding of the permitting process and status thereof, the ability of exploration (including drilling) to accurately predict mineralization; budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, regulatory framework remaining defined and understood, the ability to engage with and manage the activities of those groups opposed to the development of the Project, results of further exploration work to define or expand any mineral resources, gold, silver and/or copper prices, the costs required to advance the Project to construction, the results of Feasibility Study as an indicator of quality and robustness of the Project, as well as other considerations that are believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available, but cautions the reader that its assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect.

The forward-looking statements included in this news release are subject to risks, uncertainties and other factors that could actual results to differ materially from those expressed in, or implied by such forward-looking statements, including, among others, risks relating to third-party approvals, including the issuance of permits by the government, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated development of the Project; risks relating to the fact that the production decision at Springer was not based on a feasibility study; risks relating to satisfying the requirements of the TSX Venture Exchange with respect to the Public Offering and the Concurrent Private Placement (if at all); counterparty, credit, liquidity and risks related to the Company’s ability to service its debt obligations; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results and chip sampling, and face sampling results) to accurately predict mineralization; errors in management's geological modelling; the timing and ability of the Company to obtain and maintain required approvals and permits; risks relating to the development, construction and start-up of new mines and mining activities, including but not limited to health, safety and environmental risks and hazards to which the Company’s operations are subject, adverse environmental and climatic conditions, unusual and unexpected geologic conditions, equipment failures, the availability and performance of contractors and suppliers, and cost overruns; the global economic climate (including with respect to the cost and availability of energy resources required to develop and operate the Project and Springer given the disruptions to regular traffic flow through the Strait of Hormuz); title disputes or claims; the disruption of development or operating activities by groups opposed to the development of the Project; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the mining industry; increases in costs of production, such as fuel, steel, power, labour and other consumables; metal and commodity prices; fluctuations in the currency markets (including the United States Dollar, Canadian Dollar and Norwegian Krone exchange rates); the Company’s dependence on key management personnel and executives; dilution; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2024 as well as the financial statements and MD&A for the year ended December 31, 2024, which have been filed on SEDAR+ (www.sedarplus.ca) and on the website of the U.S. Securities and Exchange Commission (www.sec.gov) under Blue Moon's issuer profile, for further information regarding the risks and other factors facing the Company, its business and operations. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.